Continental Aktiengesellschaft

Press Release

Continental and Bridgestone welcome Yokohama into Runflat Collaboration

Hanover/Tokyo, September 25, 2002. Continental AG, based in Hanover, Germany, and Bridgestone Corporation, based in Tokyo, Japan, have agreed to welcome Tokyo-based Yokohama Rubber Company Ltd., into their collaboration on the SupportRing technology. The three companies will cooperate in establishing a global standard for runflat technology.

Continental and Bridgestone already have begun cooperating in runflat technology. The collaboration between Continental and Bridgestone spans two complementary runflat systems that are both compatible with conventional wheels:

One of the systems, the Self Supporting Runflat Tire (SSR) system, employs a reinforced sidewall to maintain the tire shape in the event of a loss of air pressure. The SSR system is well suited to vehicles with lower aspect ratio tires, especially sporty cars.

The other system, the SupportRing System, employs a light-weight metal ring that is mounted on conventional wheels. In the event of a loss of air pressure, the support ring bears the wheel load and secures the tire on the wheel. It can be easily mounted in conventional wheels with existing mounting devices. The SupportRing System is scheduled to go into production in late 2002 by Continental. It is well suited to passenger cars and sport-utility vehicles with higher aspect ratio tires. The support ring can be reused, subject to usage conditions, and it is suited to use on summer tires as well as winter tires.

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Continental
Aktiengesellschaft
Corporate Communications

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prkonzern@conti.de

In the first step, Yokohama will obtain the SupportRing Technology from Continental and Bridgestone on a license basis. The three companies will exchange related technical information with an eye to further developing the SupportRing Technology and to promoting that system in the marketplace. Yokohama limits its participation to the SupportRing system at present, since it is developing its own SSR technologies.

Continental and Bridgestone welcome Yokohama as a new partner in the cooperation and expect the broadened partnership to add momentum to their progress in establishing a global standard for runflat systems. The three companies have been negotiating their three-way collaboration since mid-2002, and their managements expect to conclude a formal agreement by the end of the year.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

Markus Burgdorf
Head of Public Relations Tires
Tel.: +49-511-938-2768
Fax: +49-511-938-2455
E-Mail: presseabteilung@conti.de

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